

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2016

Via E-mail
Lewis C. Pell
40 Ramland Road South
Orangeburg, New York 10962

Re: **Cogentix Medical, Inc.**
Amendment No. 2 to Preliminary Proxy Statement filed on Schedule 14A
PRRN14A filing made on April 18ᵗʰ, 2016 by Lewis C. Pell
File Number: 000-20970

Dear Mr. Pell,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PRRN14A filing made on April 18, 2016

1. A marked copy of the above-captioned filing was not made on the U.S. Securities and Exchange Commission's EDGAR filing system. Please ensure that such a filing is formally made on EDGAR, or advise. Refer to Rule 14a-6(h).

Proposal 1 | By-Law and Charter Amendments

2. Because Proposal 1 purports to amend the Charter without any consideration, action or resolution of the registrant's board of directors, please advise us, with a view toward revised disclosure, whether or not the proposal is improper and illegal under §242(b) of the General Corporation Law of the State of Delaware to which the registrant is subject. To the extent that this provision requires every lawful amendment to the registrant's charter to first be adopted by a board of directors that also declares its advisability before it may be considered by stockholders at a special or annual meeting, please revise. Refer to Rule 14a-9.

Proposal No. 4 – Proposal to Repeal any Action Taken by the Board…

3. Please revise to clarify how Proposal 4 may be "binding" in the context described in (ii) given that the current explanation implies the Board did not adopt the proposal.

4. Please revise to explicitly state that Proposal No. 4 is non-binding.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included. Since the participants possess the facts relating to its disclosures, they are responsible for the accuracy and adequacy of the disclosures.

You may contact me at (202) 551-3266 should you have any questions.

            Sincerely,

            /s/ Nicholas P. Panos

            Nicholas P. Panos
            Senior Special Counsel
            Office of Mergers & Acquisitions

cc**:** Frank Martire, Esq.
Hal Shaftel, Esq.
Alex Shoaff, Esq.
Greenberg Traurig, LLP